Exhibit (d)(5)

CONFIDENTIAL

FX Alliance Inc.

909 Third Avenue, 10th Floor

New York, New York 10022

June 28, 2012

Thomson Reuters (Markets) LLC

3 Times Square

New York, NY 10036

Attention: Federico Ortiz

Dear Mr. Ortiz:

In connection with the consideration of a possible negotiated transaction (the “Transaction”) between Thomson Reuters Corporation or its affiliates (collectively, “you”) and FX Alliance Inc. (the “Company”), you have requested information regarding the Company. As a condition to any information regarding the Company being furnished to you, you agree to treat any Evaluation Material (as defined below), and to take or abstain from taking certain other actions, in accordance with the provisions of this letter agreement.

1.                                      Definitions.

1.1                               Evaluation Material.  The term “Evaluation Material” shall mean all information, data, reports, interpretations, forecasts, business plans and records, financial or otherwise, and whether written, oral, electronic, visual or otherwise (whatever the form or storage medium), concerning or related to the Company, any of its affiliates, subsidiaries or joint ventures, or any of the businesses, properties, products, intellectual property, product designs and plans, technical know-how, marketing information, services, costs and pricing information, methods of operation, employees, financial condition, operations, assets, liabilities, results of operations and/or prospects of any of the foregoing (whether prepared by the Company, any of its Representatives (as defined below) or otherwise) that previously has been or may be furnished to you or any of your Representatives, in each case, by or on behalf of the Company or any of its Representatives (collectively, “Information”), as well as all notes, analyses, compilations, summaries, extracts, studies, interpretations or other materials prepared by you or any of your Representatives that contain, reflect or are based upon, in whole or in part, any such Information, and in each case regardless of whether or not specifically marked as confidential. The term “Evaluation Material” does not include Information that (i) is or becomes generally available to the public (other than as a result of a disclosure by you or any of your Representatives in violation of this letter agreement), or (ii) was within your possession prior to it being furnished to you by or on behalf of the Company or any of its Representatives (as can be demonstrated by you) or thereafter becomes available to you, in either case without being subject to any contractual, legal, fiduciary or other obligation of confidentiality to the Company with respect to such Information. The term “Evaluation Material” shall include, the existence of a possible Transaction, the fact that Evaluation Material has been made available to you or any of your

Representatives, the fact that discussions or negotiations have taken place or are taking place concerning a possible Transaction or any of the terms, conditions or other facts with respect thereto (including, without limitation, the status thereof and any drafts of any term sheets, letters of intent or agreements related to the Transaction), and the existence and terms of this letter agreement.

1.2                               Other Definitions.  As used in this letter agreement, (i) the term “Representatives” means, with respect to any person, such person’s affiliates and any of the foregoing persons’ respective partners, members, managers, directors, officers, employees, agents, representatives, advisors (including, without limitation, financial advisors, bankers, consultants, counsel and accountants) and controlling persons, and, subject to the next sentence, financing sources, (ii) the term “person” shall be broadly interpreted to include the media and any individual, corporation, partnership, limited liability company, group, governmental authority or other entity, and (iii) the term “affiliate” shall have the meaning ascribed to such term in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); provided, however, that with respect to your obligations hereunder the term “affiliate” shall not include Tradeweb Markets LLC and its subsidiaries and their respective directors, officers and employees (collectively, together with Tradeweb Markets LLC’s equity owners that are not you or your affiliates, “Tradeweb”), but only so long as Tradeweb does not receive any Evaluation Material and so long as Tradeweb does not act on your behalf or at your direction with respect to any of the matters contemplated hereby. You hereby represent and warrant to the Company that, as of the date hereof, no Evaluation Material has been provided to Tradeweb whether in connection with the Transaction or otherwise. From and after the date hereof, you agree to maintain effective policies and procedures (including information walls) to prevent disclosure of Evaluation Material to Tradeweb and agree not to, and direct your Representatives not to, disclose any Evaluation Material to Tradeweb. Your or your Representatives’ actual or prospective financing sources for the Transaction shall not be deemed “Representatives” unless and until, prior to contacting such financing sources (including for purposes of checking conflicts), the Company has consented in writing to such persons being contacted by you or your Representatives for such purposes.

2.                                      Evaluation Material.

2.1                               Nondisclosure of Evaluation Material.  You hereby agree that you and your affiliates shall, and you shall direct your Representatives who receive Evaluation Material to: (i) use the Evaluation Material solely for the purpose of evaluating your possible participation in the Transaction, (ii) keep the Evaluation Material confidential in accordance with the terms of this letter agreement, and (iii) without the prior written consent of the Company, not disclose any of the Evaluation Material to any person; provided, however, that you may disclose any of the Evaluation Material to your Representatives who need to know such Information for the sole purpose set forth in clause (i) above and who are advised of (and acknowledge) the confidential nature of such Information. You hereby agree to notify the Company as promptly as practicable upon discovery of any unauthorized use or disclosure of Evaluation Material or any other breach of this letter agreement by you or any of your Representatives, and will reasonably cooperate with the Company to assist the Company to regain possession of the Evaluation Material and prevent its further unauthorized use or disclosure. You understand that the Company reserves the right to propose additional specific procedures to protect the confidentiality of certain sensitive Evaluation Material.

2.2                               Compulsory Disclosure.  Notwithstanding Paragraph 2.1 hereof, in the event that you or any of your Representatives become subject to a legally-binding requirement (pursuant to any deposition, interrogatory, rule, request for documents, subpoena, civil investigative demand or similar process by any judicial, administrative, legislative or self-regulatory body) (a “Requirement”) to disclose any of the Evaluation Material, you shall (x) provide the Company with prompt written notice of such Requirement, along with, to the extent reasonably practicable, a copy of the Requirement and the proposed disclosure, the circumstances surrounding such Requirement, the reason that such disclosure is required and the time and place such disclosure is expected to be made, in each case with sufficient specificity so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement, and (y) if requested by the Company, assist the Company in seeking a protective order or other appropriate remedy in response to such Requirement. Without limiting the generality of the foregoing, you shall not, and shall direct your Representatives not to, oppose any action by the Company to obtain such a protective order or other remedy. Notwithstanding Paragraph 2.1 hereof, if, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you are, or any of your Representatives is, nonetheless, on the advice of your counsel, required by a Requirement to disclose any Evaluation Material, you or such Representative may disclose to the applicable tribunal or other person only that portion of the Evaluation Material which such counsel advises you is compelled by law, rule or regulation to be disclosed, provided that you, and, if appropriate, such Representative, exercise your reasonable best efforts to continue to preserve, and have such tribunal or other person preserve, the confidentiality of such Evaluation Material. Notwithstanding any disclosure of Evaluation Material pursuant to this Paragraph 2.2, you and your Representatives will continue to be bound by your and their obligations of confidentiality (including, without limitation, with respect to any Evaluation Material disclosed pursuant to this Paragraph 2.2) and other obligations in accordance with the terms hereof.

2.3                               Privileges.  Neither the Company nor the board of directors of the Company (the “Company Board”) intend to waive, or to cause any of their Representatives to waive, the attorney-client, attorney work product or other applicable privilege of the Company, the Company Board or any of the Company’s subsidiaries, affiliates or joint ventures (any of the foregoing, a “Privilege”) by providing any Evaluation Material subject to a Privilege, and any production by the Company, the Company Board or any of their Representatives of such Information shall be inadvertent. Accordingly, you agree that a production to you or any of your Representatives by the Company, the Company Board or any of their Representatives of Evaluation Materials protected by a Privilege shall not constitute a waiver of any such Privilege by any person, and you agree that, upon request by the Company, the Company Board or any of their Representatives, you will, and you will cause your Representatives to, immediately return and/or destroy such inadvertently produced Evaluation Materials.

2.4                               Information Request Procedures; No Contact.  You agree that, without the prior written consent of the Company Board, all communications from you or your Representatives regarding the proposed Transaction, including, without limitation, inquiries, requests for additional information, requests for access to personnel or other business contacts, requests for facility tours or discussions or questions regarding procedures, will be submitted only to J.P.

Morgan or to such other person or persons as specifically designated in writing by the Company for such purposes, except that you or your counsel may direct questions regarding this letter agreement to Kirkland & Ellis LLP. You agree that you will not, and you will direct your Representatives who are directly involved in the proposed Transaction not to, initiate or maintain contact with, other than pursuant to this Paragraph 2.4, (i) the Company’s Representatives, regarding any matters related to the possible Transaction, employment arrangements or understandings, any rollover of equity or the process or discussions of the Company Board or (ii) any person that you know to be a customer, supplier, licensor, licensee or other business partner of the Company or any of its subsidiaries with respect to any matters related to the proposed Transaction or any other transaction involving the securities of the Company except, in each case, with the prior written consent of, and supervision by, the Company Board or a designated Representative of the Company Board. Notwithstanding any of the provisions of this Paragraph 2.4 or Paragraph 4, you may initiate, respond to, solicit, enter into, and conduct any discussions with any financial institution that, based on publicly available information, you believe owns more than 1% of the outstanding shares of Company common stock; provided that such discussions may not include information regarding the status, nature or existence of the proposed Transaction unless such discussions are under the supervision of J.P. Morgan and the Company shall cause J.P. Morgan to permit you to have such discussions a reasonable period of time prior to executing a definitive written agreement evidencing the Transaction. The limitation set forth in this Paragraph 2.4 shall automatically terminate on December 31, 2012.

2.5                               Return and Destruction of Evaluation Material.  If you decide that you do not wish to participate in the Transaction, you will promptly inform the Company of that decision. In that case, or at any time upon the request of the Company for any reason, you will promptly (i) deliver to the Company all Evaluation Material furnished by or on behalf of the Company or any of its Representatives and (ii) deliver to the Company or destroy all other Evaluation Material, in each case without keeping any copies, in whole or part thereof in any medium whatsoever; provided, however, that you and your Representatives shall be entitled (i) to retain the minimum number of copies of the Evaluation Material to the extent necessary to comply with applicable law, which shall be used solely for such purposes; and (ii) to retain Evaluation Material to the extent it is “backed-up” on your or their (as the case may be) electronic information management and communications systems or servers and is not available to an end user (other than an I.T. professional) and cannot be expunged without considerable effort. In the event of such a decision or request, you shall cause one of your authorized officers to deliver to the Company a certificate stating that you have complied with all of the requirements of this Paragraph 2.5. Notwithstanding the return or the destruction of the Evaluation Material or the termination of discussions regarding the Transaction, you and your Representatives will continue to be bound by your and their obligations of confidentiality (including, without limitation, with respect to any Evaluation Material destroyed or returned pursuant to this Paragraph 2.5 or any Evaluation Material retained pursuant to the proviso to the first sentence of this Paragraph 2.5) to the extent set forth herein.

2.6                               Accuracy of Evaluation Material.  You understand and agree that none of the Company, the Company Board or any of their respective Representatives is making or shall be deemed to make or have made any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material. You agree that none of the Company, the Company Board or any of their Representatives shall have any liability to you or any of your

Representatives relating to or resulting from the use of the Evaluation Material, including, without limitation, for any conclusions that you, any of your Representatives or any other person derive from the Evaluation Material. Only those representations or warranties that are made in a final definitive written agreement providing for the Transaction (which, for avoidance of doubt, shall not include a term sheet, letter of intent or other similar instrument) (a “Definitive Transaction Agreement”), when, as and if executed and delivered, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

2.7                               Ownership of Evaluation Material.  Nothing herein, nor any disclosure contemplated hereby, shall be deemed to transfer to you or any other person any interest in, or confer in you or any other person any right (including, without limitation, intellectual property right) over, the Evaluation Material whatsoever beyond those interests and rights expressly provided for in this letter agreement.

2.8                               Term.  Except as otherwise provided herein, the obligations of each party hereto set forth in this Paragraph 2 shall terminate and be of no further force or effect on the date that is three (3) years from the date hereof.

3.                                      Non-Solicitation; Non-Hire.

3.1                               Company’s Employees.  In consideration of the Evaluation Material being furnished to you, you hereby agree that, for a period of twelve (12) months from the date hereof, you will not, and will direct your affiliates not to, directly or indirectly, without obtaining the prior written consent of the Company, solicit for employment, hire or employ any current or former (i) executive officers of the Company or (ii) any employees of the Company or any of its affiliates at the level of Senior Director or above; provided, however, that the foregoing restriction shall not restrict (i) your ability to conduct generalized searches for officers or employees by use of advertisements in any medium or to engage firms to conduct generalized searches, so long as such searches do not target or focus on the Company’s or its affiliates’ employees and (ii) your (or your affiliates’) ability to solicit, hire and employ any officer or employee of the Company or any of its affiliates whose employment with the Company and its affiliates terminated at least six (6) months prior to such solicitation, hiring or employment. The Company hereby represents that, as of the date hereof, the Company and its affiliates have approximately 34 employees corresponding to the descriptions set forth in clauses (i) and (ii) above.

3.2                               Your Employees.  In consideration of the time and expense that you have devoted and anticipates devoting in connection with pursuing the Transaction, the Company hereby agrees that, for a period of twelve (12) months from the date hereof, it will not, and will direct its affiliates not to, directly or indirectly, without obtaining your prior written consent, solicit for employment, hire or employ any of the individuals listed on Exhibit A hereto; provided, however, that the foregoing restriction shall not restrict (i) the Company’s ability to conduct generalized searches for officers or employees by use of advertisements in any medium or to engage firms to conduct generalized searches, so long as such searches do not target or focus on your or your affiliates’ employees and (ii) the Company’s (or its affiliates’) ability to solicit, hire and employ any such employees whose employment with you and your affiliates terminated at least six (6) months prior to such solicitation, hiring or employment.

4.                                      Standstill; Securities Laws.

4.1                               Standstill.  You hereby represent and warrant that, to your knowledge, you and your affiliates do not beneficially own any shares of the common stock of the Company. In consideration of the Evaluation Material being furnished to you, you hereby agree that, between the Standstill Trigger Date and December 31, 2012 (the “Standstill Period”), unless invited in advance by the Company Board to do so (which invitation will be expressly set forth in a written instrument from, and duly authorized by, the Company Board), you will not, and you will direct your Representatives who are directly involved in the proposed Transaction (other than third party advisors taking action on behalf of an unrelated person without breach of any of the other terms of this letter agreement) not to, directly or indirectly, acting alone or as part of a group: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, (a) any securities (whether equity, debt or otherwise) of the Company or any of its subsidiaries (or beneficial ownership thereof, as such term is used pursuant to Rule 13d-3 under the Exchange Act), (b) any right to vote or to direct the voting of any voting or equity securities of the Company or any of its subsidiaries, or (c) any direct or indirect rights to acquire any securities of the Company or any of its subsidiaries or any derivative securities with economic equivalents of ownership of any of such securities; (ii) enter into or agree, offer or propose or otherwise knowingly be involved in or part of any acquisition transaction or other business combination relating to all or part of the Company or any of its subsidiaries (whether by way of merger, consolidation, purchase, exchange, recapitalization, restructuring or otherwise) or any acquisition transaction for all or part of the assets of the Company or any of its businesses or subsidiaries; (iii) make, or in any way participate in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company or any of its subsidiaries; (v) seek or propose, alone or in concert with others, to influence or control the management or policies of the Company or any of its subsidiaries or to become, designate, replace or remove a member of the board of directors of the Company or any of its subsidiaries; (vi) enter into any discussions, negotiations, agreements, arrangements or understandings with any other person with respect to any of the foregoing activities or propose any of such activities to any other person; (vii) advise, assist, knowingly encourage, or act as a financing source for or otherwise invest in any other person in connection any of the foregoing activities; (viii) knowingly publicly disclose (other than, to the extent otherwise permitted hereby, to the Company or its Representatives) any intention, plan or arrangement inconsistent with any of the foregoing; (ix) request that the Company, the Company Board or any of their Representatives (A) amend or waive any provision of this Paragraph 4.1 (including this clause ix)) or (B) otherwise consent to any action inconsistent with any provision of this Paragraph 4.1 (including this clause (ix)); (x) take any action for the purpose of causing the Company or any of its Representatives to make a public announcement regarding the proposed Transaction (other than disclosures otherwise expressly permitted by this letter agreement); or (xi) resolve (through your board of directors) to take any of the foregoing actions. “Standstill Trigger Date” means the date, if any, that, following a written request by you that expressly references this definition, the Company or its Representatives first makes available to you a material amount of Evaluation Material in response to the due diligence request list provided by you or your Representatives to the Company or its Representatives prior to the date hereof. For the avoidance of doubt, the

Standstill Trigger Date may not be triggered unless you first deliver a written request for Evaluation Material to the Company that references this definition, and the Company may in no event unilaterally trigger the Standstill Trigger Date

4.2                               Company Acquisition.  The restrictions of Paragraph 4.1 shall no longer be applicable in the event that: (i) Company enters into a definitive written merger, sale or other business combination agreement pursuant to which fifty percent (50%) or more of the outstanding common stock of Company (the “Common Stock”) would be converted into cash or securities of another person or group or, immediately after the consummation of such transaction, fifty percent (50%) or more of the then outstanding Common Stock would be owned by persons other than the holders of Common Stock immediately prior to the consummation of such transaction, or which would result in all or substantially all of Company’s assets being sold to any person or group or (ii) a third party commences a tender or exchange offer for any and all of the outstanding shares of Common Stock (which tender or exchange offer has a minimum tender condition of at least fifty percent (50%) of the outstanding shares of Common Stock) and the Company Board recommends acceptance of such tender or exchange offer to the Company’s stockholders pursuant to Rule 14d-9 under the Exchange Act (collectively, a “Company Acquisition”). For clarity, the mere public announcement or statement by a third party of its interest in effectuating, or its intention to effectuate, a Company Acquisition shall not release you or your Affiliates from the restrictions of Paragraph 4.1.

4.3                               Prohibition on Voting Restrictions.  During the Standstill Period, unless consented to in advance by the Company Board to do so (which consent will be expressly set forth in a written instrument from, and duly authorized by, the Company Board), you and your affiliates shall not, and you shall not authorize your Representatives (other than third party advisors not taking action on your behalf or at your direction) to, enter into any exclusivity, lock-up or other agreement, arrangement or understanding, whether written or oral, with any current or future shareholder of the Company or other person that has the right to vote or direct the voting of voting securities of the Company that expressly restricts or restrains in any manner, directly or indirectly, the ability of such person to (i) vote any voting securities of the Company beneficially owned by such person (or with respect to which such person otherwise has the right to vote or to the direct the voting of such voting securities) in favor of, or (ii) tender any such voting or equity securities of the Company into any offer made in connection with, any transaction involving the Company.

4.4                               Securities Laws.  You understand and agree that you are aware, and that you will advise your Representatives, that the U.S. federal and state securities laws prohibit, and certain foreign laws may prohibit, any person who has material, non-public information about a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that the person is likely to purchase or sell such securities.

4.5                               Most Favored Nation.  The Company represents that in the 30 days prior to the date of this letter agreement, it has not entered into a confidentiality or similar agreement (taking into effect any waivers thereunder and amendments thereto) relating to a possible acquisition of the Company that either does not contain standstill provisions or contains (i) a term with respect to the standstill that is shorter than the Standstill Period or (ii) provisions with respect to the matters contemplated by Paragraph 4.2 that are more favorable in any material respect to the other party to such agreement than the provisions set forth in Paragraph 4.2 of this letter agreement.

5.                                      Certain Additional Restrictions

5.1                               No Partnering.  Neither you nor your affiliates have or, during the Standstill Period will, without the prior written consent of the Company Board, enter into, directly or indirectly, any agreements, arrangements or understandings with any person (other than your Representatives), with respect to participation with you as an equity partner in a possible Transaction.

5.2                               Prohibition on Exclusive Arrangements.  You have not and during the Standstill Period will not, directly or indirectly, enter into any agreement, arrangement or understanding, whether written or oral, with any potential financing source or sources which provides that such source of financing may not provide financing or other assistance to any other party in any other transaction involving the Company.

6.                                      Miscellaneous.

6.1                               Breach.  You shall be responsible for ensuring that your Representatives adhere to the terms of this letter agreement as if such persons were original parties hereto, you shall be responsible for any breach of this letter agreement by you or any of your Representatives, and you agree, at your sole expense, to take all reasonable measures to seek to avoid any prohibited or unauthorized disclosure or use of the Evaluation Material or other breach of this letter agreement by any of your Representatives. The foregoing obligation shall not limit the remedies available to the Company for any breach of this letter agreement by any of your Representatives.

6.2                               Process.  You understand and agree that: (i) unless and until a Definitive Transaction Agreement has been negotiated, executed and delivered by the Company and you, none of the Company, the Company Board nor any of their Representatives will be under any legal obligation of any kind whatsoever with respect to the Transaction, and except as arising pursuant to such a Definitive Transaction Agreement, neither you nor any of your Representatives shall have, and you hereby waive for yourself and on their behalf, any claims whatsoever against the Company, the Company Board or any of their Representatives arising out of or relating to the Transaction; (ii) no Information provided, including any statements made, to you or any of your Representatives prior to, in the course of or for the purpose of negotiations relating to a Transaction, will constitute an offer by the Company or on the Company’s behalf, nor will you or any of your Representatives claim that any such Information forms the basis of any contract or agreement (including, without limitation, an agreement in principle), to engage in any transaction with you, and you hereby waive any claims to the contrary; (iii) the Company Board and the Company reserve the right, in their sole discretion, to both reject any and all proposals made by you or any of your Representatives with regard to a Transaction and/or to terminate discussions and negotiations with you or any of your Representatives at any time for any reason or no reason; (iv) the Company, the Company Board or any of their Representatives may enter into negotiations and discussions with any other parties for a possible transaction in lieu of the Transaction with you and enter into a definitive agreement with respect thereto without prior notice to you or any of your Representatives; (v) the Company Board and the Company may change in any way in their sole discretion the Company’s processes or procedures for considering the Transaction or any transaction in lieu of the Transaction without prior notice to you or any of your Representatives; (vi) the Company Board and the Company retain the right to determine, in their sole discretion, what Information it will make available to you or any of your Representatives; and (vii) any passwords provided to you in connection with an electronic data room (“EDR”), if any, will be used only by the individuals to whom such passwords are issued, and that should you desire additional individuals to access the EDR, you will request additional passwords for such individuals.

6.3                               Modification and Waiver.  This letter agreement may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving this letter agreement. It is understood and agreed that no failure or delay by the Company, or the Company Board on behalf of the Company, in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

6.4                               Severability.  The illegality, invalidity or unenforceability of any provision of this letter agreement in any jurisdiction shall not affect the legality, validity or enforceability of any other provision of this letter agreement or the legality, validity or enforceability of such provision of this letter agreement in any other jurisdiction. In the event that any of the provisions of this letter agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be deemed limited or eliminated only to the minimum extent necessary so that this letter agreement shall otherwise remain in full force and effect.

6.5                               Entire Agreement.  This letter agreement contains the entire agreement between the Company and you concerning the subject matter hereof and supersedes all previous agreements, written or oral, to the extent relating to the exchange of Evaluation Material contemplated hereby or any consideration, discussions or negotiations of a Transaction.

6.6                               Remedies.  It is further understood and agreed that money damages may not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and, in addition to all other remedies that the Company or any of its Representatives may have at law or in equity and without limiting any of the foregoing, the Company and any of its Representatives shall be entitled to equitable relief, including, without limitation, injunction and specific performance, as a remedy for any such breach and you hereby waive any requirement for the securing or posting of any bond in connection with such remedy.

6.7                               Governing Law; Venue.  This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of law provisions thereof. The parties hereto hereby irrevocably and unconditionally consent to the sole and exclusive jurisdiction of, and waive any objection to the laying of venue in, the U.S. federal and state court sitting in the City of Wilmington (collectively, the “Delaware Courts”) for any action, suit or proceeding arising out of or relating to this letter agreement, and agree not to commence any action, suit or proceeding related thereto except in a Delaware Court. Each of the parties hereto further agrees that service of any process, summons, notice or document by registered mail to its address set forth on the first page of this letter agreement shall be effective service of process for any action, suit or proceeding brought against it in any Delaware Court.

6.8                               Assignment; Binding Effect.  You may not assign your rights or obligations under this letter agreement to any person. The Company may assign its rights but not its obligations, in whole or in part, under this letter agreement to any person. This letter agreement shall be binding upon you and your respective successors and permitted assigns and shall inure to the benefit of, and be enforceable by, the Company and its respective successors and assigns.

6.9                               Expenses.  All costs and expenses incurred in connection with this letter agreement and the consideration by the parties of the Transaction, including, without limitation, all fees of law firms, commercial banks, investment banks, accountants, public relations firms, experts and consultants, shall be paid by the party incurring such cost or expense.

6.10                        Headings.  Headings included in this letter agreement are for the convenience of the parties only and shall be given no substantive or interpretive effect.

6.11                        Counterparts; Signatures.  This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. This letter agreement or any counterpart may be executed and delivered by facsimile copies or electronic transmission, each of which shall be deemed to be an original.

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Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,

FX ALLIANCE INC.

		By:	/s/ Philip Weisberg
		Name:	Philip Weisberg
		Title:	CEO

Accepted and agreed as of
the date first above written:

THOMSON REUTERS (MARKETS) LLC

By:	/s/ Timothy Collier
Name:	Timothy Collier
Title:	Chief Financial Officer

Exhibit A

Abel Clark

David Craig

Tim Collier

Jas Singh

Phil Wellard